

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Emil Michael
President
D-Wave Quantum Inc.
3033 Beta Avenue
Burnaby, British Columbia V5G 4M9
Canada

> **Re: D-Wave Quantum Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed July 8, 2022**
> **File No. 333-263573**

Dear Mr. Michael:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed on July 8, 2022

General

1. We note your response to prior comment 7 and reissue the comment. We further note your disclosure on page 275 that the Public Sector Pension Investment Board, a Canadian Crown corporation, will own between 41.4% and 54.8% of D-Wave Quantum after the transaction. Please address the prior comment notwithstanding the fact that the "target" in your proposed business combination is not a U.S. company.

2. We note your response to prior comment 10. Please describe in your registration statement the nature of the advice, analysis, and work product of Citi on which the DPCM

Board relied. Additionally, disclose the nature of the materials that Morgan Stanley prepared or was involved with that the DPCM Board reviewed. Advise whether the materials or work product of Citi or Morgan Stanley included any involvement with the preparation of the financial projections disclosed in your registration statement.

3. We note your disclosure on page 302 that the Purchase Agreement with Lincoln Park was viewed favorably as a source of potential liquidity in the event of significant redemptions, among other things. Please disclose whether you may become a "controlled company" within the meaning of the rules of the New York Stock Exchange upon completion of the Transaction depending on the rate of redemptions by your Public Stockholders or otherwise. Include appropriate risk factor disclosure.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adam M. Givertz